CHINA HELI RESOURCE RENEWABLE INCORPORATED

January 13, 2010

Ms. Jennifer Thompson / Mr. Andrew Blume
Accounting Branch
United States Securities and Exchange Commission

We have carefully reviewed the three documents provided by your letter dated on December 9, 2010 (Securities Act Release 8809/Financial Reporting Release 76; Securities Act Release 8810/Financial Reporting Release 77; and “Sarbanes-Oxley Section 404 – A Guide for Small Business ), we don’t think that amending our filing is appropriate.

Since 2007, China Heli has no any actual business operations, no any financial activities and no any employees as well. All the directors (Company CEO, CFO and Secretary) with the company have been worked without any payment. However, we have follow the US SEC regulation and file the 20F report timely.

In our filed Form 20-F for the Fiscal Year Ended Dcember 31, 2009, we have disclosed on Page 24, in “Item 15 Controls and Procedures” that, “As required by Rule 13a-15 under the Securities Exchange Act of 1934, as of the end of the period covered by this annual report, being December 31, 2009, we have carried out an evaluation of the effectiveness of the design and operation of our company’s disclosure controls and procedures. This evaluation was carried out under the supervision and with the participation of our company’s management, including our company’s Chief Executive Officer and our Chief Financial Officer. Based upon that evaluation, our company’s Chief Executive Officer and our Chief Financial Officer concluded that our company’s disclosure controls and procedures are effective as at the end of the period covered by this report. There have been no changes in our company’s internal controls over financial reporting during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. Disclosure controls and procedures and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time period specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934 is accumulated and communicated to management including our Chief Executive Officer and our Chief Financial Officer as appropriate, to allow timely decisions regarding required disclosure”.

As a consequence of the above, we think we have performed our assessment and have disclosed adequately and accurately in the filing; Staff comments or changes to disclosure in response to stall comments did not foreclose the Commission from taking any action with respect to the filing; and we did not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We and the Company’s shareholders would be very grateful for your kind attention to our company and should have any more concerns, please feel free to contact.

Sincerely,

Frank Di Fan
Chairman & CEO